Mail Stop 3561

June 9, 2008

Via Fax & U.S. Mail

Patrick J. Talamantes
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacramento, CA 95816

      Re: **The McClatchy Company**
              Form 10-K for the fiscal year ended December 30, 2007
              Filed February 28, 2008
              File No. 001-09824

Dear Mr. Talamantes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief